Exhibit 12.1

H&E Equipment Services, Inc.

Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands, except ratios)

												For the Six Months
	For the Year Ended December 31,											Ended June 30,
								2005 As		2005 Pro			2006 As		2006 Pro
	2001		2002	2003	2004	2005		Adjusted(1)		Forma(2)		2006	Adjusted(1)		Forma(2)

Earnings (loss)
Income (loss) from continuing operations	$4,723		$(14,508)	$(51,745)	$(13,737)	$28,833		$35,131		$53,279		$30,198	$33,593		$41,612
Add back: fixed charges as disclosed below	24,578		37,670	48,365	49,061	49,769		43,471		33,495		22,554	19,016		17,699

Earnings (loss) as adjusted	$29,321		$23,162	$(3,380)	$35,324	$78,602		$78,602		$86,774		$52,752	$52,609		$59,311

Computation of fixed charges
Interest expense	$17,995		$28,955	$39,394	$39,856	$41,822		$35,524		$29,668		$20,425	$16,887		$15,888
Estimated interest portion of rentals charged to expense	6,583		8,715	8,971	9,205	7,947		7,947		3,828		2,129	2,129		1,811

Total fixed charges	$24,578		$37,670	$48,365	$49,061	$49,769		$43,471		$33,495		$22,554	$19,016		$17,699

Earnings (deficiency) to fixed charges	$4,743		$(14,508)	$(51,745)	$(13,737)	$28,833		$35,131		$53,279		$30,198	$33,593		$41,612
Ratio of earnings to fixed charges	1.2	x	—	—	—	1.6	x	1.8	x	2.6	x	2.3x	2.8	x	3.4	x

(1)	The as adjusted data for the year ended December 31, 2005 and six months ended June 30, 2006 have been prepared to give pro forma effect to the Refinancing as if it had occurred on January 1, 2005.

(2)	The pro forma data for the year ended December 31, 2005 and six months ended June 30, 2006 have been prepared to give pro forma effect to (1) the Eagle acquisition, (2) the Reorganization Transactions and our initial public offering of our common stock, including the application of net proceeds from that offering, and (3) the Refinancing, in each case as if they had occurred on January 1, 2005.